Exhibit 99.1

Globant Acquires Belatrix Software and Strengthens

its Digital and Cognitive Transformation Leadership

This acquisition strengthens Globant’s positioning in Latin America and its expertise in key industries like finance, payment, healthcare and retail.

Luxembourg –August 12, 2019: Globant (NYSE: GLOB), a digitally native technology services company, today announced the acquisition of Belatrix Software, a leading agile product development company with nearly 20 years of experience and a presence in Peru, Colombia, Spain, the United States and Argentina.

With this acquisition, Globant reinforces its leading presence in Latin America delivering digital and cognitive transformation for some of the most renowned brands in the world. It will also strengthen its broad expertise in core target industries like finance, payment, insurance, healthcare and retail. In addition, this acquisition demonstrates Globant’s leadership in digital transformation, agile, product strategy and more.

“Belatrix shares our vision and approach on how to create successful digital experiences for the most demanding customers in leading industries. It has built outstanding solutions for an amazing roster of clients, which includes many Fortune 500 companies. Belatrix’s customer portfolio will reinforce our 50-squared approach, delivering strategic digital transformation to some of the largest organizations worldwide, ” said Martin Migoya, Globant´s CEO and co-founder.

Belatrix Software is one of the fastest growing software engineering service providers with extensive expertise in agile development and optimized project management methodologies. It works with renowned brands such as FIS, PWC, NEC, Adobe, AOL. The company has 600 IT professionals working with leading trends, such as digital transformation, agile, product development and more.

Luis Robbio, Belatrix CEO and co-founder, said: “We're excited to join Globant, because we share values and a culture of innovation and growth. We are sure that this will bring new professional opportunities to our employees and take the company to a new level.”

Alex Robbio, Belatrix President and co-founder, said: “With Globant we can enhance our presence in America and bring a new service offering to our clients in areas like Artificial Intelligence, Machine Learning and Customer Experience, to continue delighting them with stupendous digital solutions.”

“For us, it’s key to build the best global team ready to face the most demanding challenges from large organizations. In Belatrix’s talented team joining Globant, we are uniting forces with an outstanding group of professionals that affirms our leading position in Latin America and in key technologies and industries,” added Martín Umaran, Globant Chief of Staff and Co-founder.

About Globant

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to transform organizations in every aspect.

●	Globant has more than 9,200 professionals and we are present in 17 countries working for companies like Google, Southwest Airlines, EA and BBVA among others.
●	We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017)
●	We are featured as a business case study at Harvard, MIT and Stanford.
●	We are a member of the Cybersecurity Tech Accord (2019)

For more information, visit www.globant.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The expectations related to the businesses of Globant and Belatrix may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will”, “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These forward-looking statements include, without limitation, expectations with respect to the anticipated benefits of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Globant and Belatrix and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability to recognize the anticipated benefits of the proposed transaction, (2) costs related to the proposed transaction, (3) changes in applicable laws or regulations, (4) the demand for Belatrix’s services together with the possibility that Belatrix may be adversely affected by other economic, business, and/or competitive factors; and (5) other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decision based on these forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

+

Contact

Megan Felz

Account Manager

Walker Sands

megan.felz@walkersands.com

213.9664.9111